Exhibit 99.52

NEWTON ENERGY CORPORATION

Financial Statements

December 31, 2019

and

December 31, 2018

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Newton Energy Corporation

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Newton Energy Corporation, which comprise the statements of financial position as at December 31, 2019 and 2018 and the statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Newton Energy Corporation as at December 31, 2019 and 2018 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent Newton Energy Corporation in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information included in "Management's Discussion and Analysis" but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing Newton Energy Corporation’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate Newton Energy Corporation or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Newton Energy Corporation’s financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Newton Energy Corporation’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Newton Energy Corporation’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause Newton Energy Corporation to cease to continue as a going concern.

•	Evaluate the overall presentation, structure, and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is James D. Gray.

Chartered Professional Accountants

Vancouver, BC, Canada

April 27, 2020

NEWTON ENERGY CORPORATION

Statements of Financial Position

As at December 31, 2019 and 2018

(Expressed in Canadian Dollars)

	2019	2018
	$	$
Assets
Current assets
Cash and cash equivalents	533,576	692,858
GST receivable	2,260	5,348
Prepaid expenses and deposits	6,483	2,125
Total Assets	542,319	700,331
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities (Note 5)	25,101	30,464
Total Liabilities	25,101	30,464
Shareholders’ equity
Share capital (Note 7(a))	6,414,127	6,414,127
Reserves	989,124	902,030
Deficit	(6,886,033)	(6,646,290)
Total Equity	517,218	669,867
Total Liabilities and Equity	542,319	700,331

See accompanying notes to the financial statements

Nature and continuance of operations (Note 1)

Approved by the Board of Directors and authorized for issue on April 27, 2020.

“Gino DeMichele”	“Fram Moos”
Gino DeMichele, Director	Fram Moos, Director

NEWTON ENERGY CORPORATION

Statements of Comprehensive Loss

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

	2019	2018
	$	$
Operating expenses
Accounting and legal	36,920	55,083
Advertising and promotion	2,437	4,290
Consulting and director’s fees	44,500	103,000
Insurance	7,292	6,741
Interest income	(1,754)	(3,772)
Office and miscellaneous	17,960	11,977
Share-based payments	87,094	42,939
Travel and business development	32,250	14,493
Regulatory and filing fees	13,044	16,346
Net and comprehensive loss for the year	239,743	251,097
Weighted average number of common shares outstanding	6,361,047	4,680,682
Basic and diluted loss per share	$0.04	$0.05

See accompanying notes to the financial statements

NEWTON ENERGY CORPORATION

Statements of Cash Flows
For the years ended December 31, 2019 and 2018
(Expressed in Canadian dollars)

	2019	2018
	$	$
Cash provided by (used for):
Operating activities
Net loss for the year	(239,743)	(251,097)
Items not involving the use of cash:
Share-based payments	87,094	42,939
	(152,649)	(208,158)
Change in non-cash working capital:
GST receivable	3,088	(2,853)
Prepaid expenses and deposits	(4,358)	6,866
Accounts payable and accrued liabilities	(5,363)	(2,089)
Net cash used in operating activities	(159,282)	(206,234)
Financing activities
Proceeds from private placement	-	500,000
Cash share issue cost	-	(2,467)
Net cash from financing activities	-	497,533
Increase (decrease) in cash	(159,282)	291,299
Cash, beginning of the year	692,858	401,559
Cash, end of the year	533,576	692,858
Supplementary cash flow information
Interest received	1,754	3,772

See accompanying notes to the financial statements

NEWTON ENERGY CORPORATION

Statements of Changes in Equity
(Expressed in Canadian dollars)

	Number of Shares	Share Capital	Reserves	Deficit	Total Equity
		$	$	$	$
December 31, 2017	3,027,714	5,916,594	859,091	(6,395,193)	380,492
Issued for cash	3,333,333	500,000	-	-	500,000
Share issue costs – cash	-	(2,467)	-	-	(2,467)
Share-based payments	-	-	42,939	-	42,939
Net loss for the year	-	-	-	(251,097)	(251,097)
December 31, 2018	6,361,047	6,414,127	902,030	(6,646,290)	669,867
Share-based payments	-	-	87,094	-	87,094
Net loss for the year	-	-	-	(239,743)	(239,743)
December 31, 2019	6,361,047	6,414,127	989,124	(6,886,033)	517,218

See accompanying notes to the financial statements

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

1)	NATURE OF OPERATIONS

Newton Energy Corporation (“Newton” or the “Company”) is domiciled and incorporated in Canada. The Company’s financial year-end is December 31. The address of the Company’s registered office is 1600, 333-7 Avenue SW, Calgary, Alberta, Canada T2P 2Z1. Newton trades on NEX of the TSX Venture Exchange under the symbol “NTN”.

The Company is inactive and is looking for a suitable acquisition or opportunity to begin operations. The Company is currently evaluating acquisition targets, and to date, the Company has not generated revenue from operations.

These financial statements have been prepared on the basis that the Company will continue to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Newton has no recurring source of revenue and has an accumulated deficit of $6,886,033 at December 31, 2019 (2018 - $6,646,290).

The Company’s continuing operations as intended are dependent upon its ability to raise sufficient funds in order to finance any acquisition and administrative expenses. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and energy markets. If successful, the Company would obtain additional financing through, but not limited to, the issuance of additional equity.

These financial statements were approved and authorized for issuance by the Board of Directors on April 27, 2020.

2)	BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

3)	SIGNIFICANT ACCOUNTING POLICIES

Basis of measurement

These financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Furthermore, these financial statements are presented in Canadian dollars which is the functional currency of the Company and all values are rounded to the nearest dollar. These financial statements have, in management’s opinion, been properly prepared within the framework of the accounting policies summarized below:

Critical accounting estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The effect of changes in such estimates on the financial statements in future periods could be significant. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

3) SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical accounting estimates and judgements (continued)

In particular, information about significant areas of estimation uncertainty considered by management in preparing the financial statements is described below:

Going concern assumption

Management has applied judgments in the assessment of the Company’s ability to continue as a going concern when preparing its financial statements for the year ended December 31, 2019. Management prepares the financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management considered a wide range of factors relating to current and expected profitability, debt repayment schedules and potential sources of replacement financing. As a result of the assessment, the Company concluded that its liquidity is sufficient based on existing capital resources.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise of cash at banks and highly liquid investments with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Deferred tax

Deferred tax is recognized on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Fair value of share-based compensation

The Company accounts for stock options using the fair value method of accounting. Accordingly, the fair value of the options is determined using the Black-Scholes option pricing model. The fair value of options is charged to operations in a manner to reflect the number of awards for which the related services are expected to be met, including share issue costs in the case of options issued in relation to share issuances, with an offsetting credit to share-based payment reserve. If and when the stock options are exercised, the applicable amount of share-based payment reserve is transferred to share capital.

Earnings per share

Basic per share information is computed using the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method, which assumes that any proceeds from the exercise of “in-the-money” stock options plus the unamortized share-based compensation expense amounts, would be used to purchase common shares at the average market price during the period. No adjustment to basic earnings per share is made if the result of these calculations is anti-dilutive.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

3)	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

Impairment of financial assets

Financial assets are assessed at each reporting date to determine whether there is any objective evidence that they are impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. Impairment losses are recognized in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.

4)	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The Company does not expect that the changes to IFRS that are effective as of January 1, 2020 will have a significant impact on the Company’s results of operations or financial position.

5)	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	December 31,	December 31,
	2019	2018
	$	$
Accounts payable	12,711	19,974
Accrued liabilities	12,390	10,490
	25,101	30,464

Accrued liabilities include $490 due to related parties as at December 31, 2019

6)	RELATED PARTY TRANSACTIONS Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the years ended December 31, 2019 and 2018 were as follows:

	December 31, 2019	December 31, 2018
	$	$
Director’s fees	4,500	4,000
Legal fees	20,019	37,584
Consulting fees	40,000	24,000
Share-based payments	87,094	42,939
Total management compensation	151,613	108,523

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

6)	RELATED PARTY TRANSACTIONS (continued)

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

Other than as described above, the Company has not acquired any assets or services, or provided any assets or services in any transaction with any non-arm’s length party during the years ended December 31, 2019 and December 31, 2018.

7)	SHARE CAPITAL

a)	The authorized share capital of the Company consists of an unlimited number of common shares.

During the year ended December 31, 2019, the Company did not issue any common shares.

On July 4, 2018, the Company completed a non-brokered private placement comprised of 3,333,333 common shares at a purchase price of $0.15 per common share for gross proceeds of $500,000. The Company paid cash share issue costs of $2,467.

b)	Share-based compensation and share purchase options

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the shares and the expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

The continuity of stock options is as follows:

	2019		2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Balance, beginning of the year	233,121	0.37	37,500	1.00
Granted	400,000	0.22	195,621	0.25
Balance, end of the year	633,121	0.28	233,121	0.37

The following stock options were outstanding and exercisable as at December 31, 2019:

Expiry Date	Exercise Price	Number of Options	Remaining Contractual Life (Years)
May 4, 2020	$1.00	10,000	0.34
May 20, 2020	$1.00	27,500	0.39
January 4, 2023	$0.25	195,621	3.01
May 10, 2024	$0.22	400,000	4.36
Total		633,121
Weighted average years to expiry			3.71

On May 10, 2019, the Company granted 400,000 stock options to directors, officer and consultants at an exercise price of $0.22 per share for a term of five years.

On January 4, 2018, the Company granted 195,621 stock options to directors, officer and consultants at an exercise price of $0.25 per share for a term of five years.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018
(Expressed in Canadian dollars)

7)	SHARE CAPITAL (continued)

The Company employed the Black-Scholes option-pricing model using the following assumptions:

	2019	2018
Risk free interest rate	1.61%	1.89%
Expected life of options in years	5 years	3-5 years
Expected volatility	228.24%	272.85%
Dividend per share	-	-
Forfeiture rate	-	-

During the year ended December 31, 2019, compensation expense of $87,094 (2018 - $42,939) was recognized for options granted and vested during the year.

c)	Share purchase warrants

There were no outstanding warrants as at December 31, 2019 and December 31, 2018.

8)	FINANCIAL INSTRUMENT RISKS

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. The Company does not have any financial instruments classified under Level 1.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly (i.e. as prices) or indirectly (i.e. derived from prices) as of the reporting date. The Company does not have any financial instruments classified under Level 2.

Level 3 – Valuations in Level 3 are those with inputs for the asset or liability that are not based on observable market data. The Company does not have any financial instruments under Level 3.

The Company has exposure to the following risks:

a)	Credit risk

Management believes that the Company is not exposed to any significant credit risk on its financial assets. As at December 31, 2019 and December 31, 2018, the Company had no financial assets that were either past due or impaired.

b)	Liquidity risk

The Company manages the risk of not meeting its financial obligations as they come due through management of its capital, annual budgeting of its expenditures and cash flows, and cash flow forecasting.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018
(Expressed in Canadian dollars)

8)	FINANCIAL INSTRUMENT RISKS (Continued)

c)	Market risk

i)	Interest rate risk

The Company has cash balances and non-interest bearing obligations. The Company manages its exposure to interest rate risk through fixed rate investments with no early withdrawal penalties. It is the Company’s policy to invest its cash reserves in low risk investments in either short term deposits in primary Canadian banking institutions or overnight money market accounts. The Company monitors interest rate markets to ensure that appropriate steps can be taken considering interest rate volatility.

ii)	Foreign currency risk

The Company’s functional and reporting currency is the Canadian dollar as expenditures and costs are made in Canada. The Company does not hedge foreign currency transactions.

9)	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to maintain the Company in good standing with the various regulatory authorities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the Company. The Company has no debt and is not subject to externally imposed capital requirements. There were no changes in the Company’s management of capital during the year ended December 31, 2019.

The Company may make adjustments to its capital structure in light of changes in economic and market conditions which may include adjusting capital spending to manage projected financial resources, issuing new shares through public offering or private placement, and/or completing a business combination.

As at December 31, 2019, the Company has a total capital of $517,218 (2018 - $669,867).

10)	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2019	2018
	$	$
Net loss for the year before tax	(239,743)	(251,097)
Expected income recovery	(64,731)	(67,796)
Net adjustment for non-tax items	24,091	10,916
Unrecognized benefit of current non-capital loss	40,640	56,880
Total income tax expense (recovery)	-	-

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018
(Expressed in Canadian dollars)

10)	INCOME TAXES (Continued)

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets/(liabilities) have been recognized are attributable to the following:

	2019	2018
	$	$
Non-capital loss carryforwards	4,429,000	4,273,000
Capital loss carryforwards	3,599,000	3,929,000
Capital and share issue costs	19,000	23,000
	8,047,000	8,225,000

As at December 31, 2019, the Company has Canadian non-capital losses carried forward of approximately $4,429,000 (2018 – $4,273,000). The Company has Canadian capital losses of $3.6 million to reduce future capital gains.

The non-capital losses are available to be utilized as deductions against future year’s Canadian taxable income from Canadian operations and, if not utilized, will expire as follows:

$
2025	134,000
2026	141,000
2027	342,000
2028	202,000
2029	541,000
2030	454,000
2031	329,000
2032	603,000
2033	296,000
2034	434,000
2035	251,000
2036	212,000
2037	125,000
2038	211,000
2039	154,000
4,429,000